May 11, 2022

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark and Melissa Gilmore

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Form 10-Q for the Quarter Ended March 31, 2022

Form 8-K furnished April 22, 2022

File No. 001-12933

Dear Ms. Clark and Ms. Gilmore:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated May 3, 2022 (the “Comment Letter”), to the above referenced filings of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Form 10-Q for the Quarter Ended March 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating cash flow less capital expenditures, net, page 29

1.

We note that operating cash flow less capital expenditures is calculated the same as free cash flow and is represented as free cash flow in the 8-K furnished April 22, 2022. In this regard, please ensure this measure is appropriately labeled as a non-GAAP measure in your future 10-Qs and the title is consistent with the measure presented elsewhere as free cash flow in your 8-K earnings releases.

RESPONSE:

In future filings, and if applicable, we will ensure that operating cash flow less capital expenditures is appropriately titled and labeled as free cash flow and is consistent across both our earnings releases and Form 10-Qs.

Form 8-K furnished April 22, 2022

Exhibit 99.1

United States Securities and Exchange Commission

Key Performance Trends, page 6

2.

We note your response to previous comment 2 and your bar graphs in Exhibit 99.1 on page 6. Please revise the respective bar graph titles to clearly indicate inclusion of both your GAAP and non-GAAP measures.

RESPONSE:

In future filings, and if applicable, we will revise the respective bar graph titles to clearly indicate inclusion of both our GAAP and non-GAAP measures.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Fredrik Westin
Fredrik Westin
Chief Financial Officer

Cc:	Anthony Nellis, Executive Vice President, Legal Affairs, General Counsel & Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP